Joseph J. Tomasek, Esq.
                             77 North Bridge Street
                          Somerville, New Jersey 08876


                                December 12, 2005

                              FOR THE EXCLUSIVE USE
                    OF THE SECURITIES AND EXCHANGE COMMISSION


VIA TELECOPY AND EDGAR
----------------------
Securities and Exchange Commission
Room 4561
100 F Street, N.E.
Washington, D.C. 20005

Attention: Daniel Lee, Attorney

                         RE: Magnitude Information Systems, Inc. (the "Company")
                             Revised Schedule 14A filed October 28, 2005
                             File No. 0-32485

Dear Mr. Lee:

      We are telecopying and filing via EDGAR today this communication to you and the Staff pursuant to our recent telephone conferences to confirm the adequacy of the disclosures recommended in Comment No. 2 of the Staff's November 17, 2005 comment letter to the Company. Upon confirmation by the Staff of the adequacy of the subject disclosures, set forth below, the Company intends to file its definitive proxy statement on Schedule 14A, containing the required disclosures discussed below.

      Comment No. 2 in the Staff's November 17, 2005 comment letter to the Company stated:

Board Meetings and Committees of the Board of Directors, page 10

2. It does not appear that disclosure pursuant to the requirements of Item 7(d)(3)(i) of Schedule 14A and Item 306 of Regulation S-B has been provided. Please revise as appropriate.

In response to our several telephone conversations, the Company has revised its disclosures pursuant to the requirements of Item 306 of Regulation S-B and Item 7(d)(3)(i) of Schedule 14A and has included them in the text as indicated in bold print as follows:

      The Company has appointed an Audit Committee in accordance with the provisions of the Sarbanes-Oxley Act of 2002, comprised of two non-employee directors, Steven Gray and Ivano Angelastri, who meet the definition of independent pursuant to the rules of the SEC and the rules applicable to companies whose securities are traded on the Electronic Bulletin Board, OTC market maintained by the National Association of Securities Dealers, Inc. (the "NASD"). Steven Gray meets the definition of an Audit Committee Financial Expert as such term is used in the rules and regulations of the SEC. The Board of Directors has adopted a written charter, a copy of which is included in this proxy statement as Exhibit D. The Audit Committee's responsibilities include: overseeing the integrity of the Company's financial statements, the Company's compliance with legal and regulatory requirements, the independent auditor's qualifications and independence, the performance of the Company's independent auditors and other matters as may be assigned by the Board of Directors. Notwithstanding the appointment of the Audit Committee members, during fiscal year 2004 and through the date of this proxy statement, the Board of Directors assumed all of the duties and responsibilities of the Audit Committee. Directors Steven Rudnik and Joseph J. Tomasek, as Board members performing the duties and responsibilities of the Company's Audit Committee along with Messrs. Angelastri and Grey, are not independent under applicable SEC rules since Mr. Rudnik is an executive officer and Mr. Tomasek is paid by the Company for his legal services. The Board of Directors, in its capacity as the Audit Committee, did not issue any reports during fiscal year 2004.

The Board of Directors discussed the audited financial statements for the fiscal year 2004 with management of the Company. Additionally, the Board of Directors discussed with Rosenberg Rich Baker Berman & Company, its the independent public registered accounting firm, the matters required under the Statement of Auditing Standards (the "SAS" ), No. 61, received the written disclosures and the letter from the independent accountants required by Independence Standards Board Standard No. 1 and discussed with its independent accountants the independent accountant's independence. In accordance with the foregoing, the Board of Directors, functioning as the Audit Committee, determined that the financial statements as of and for the fiscal years ended December 31, 2004 and 2003 audited by Rosenberg Rich Baker Berman & Company be included in the Company's Annual Report on Form 10-KSB for the year ended December 31, 2004.

Please advise if the proposed new disclosures fully respond to the Staff's comment no. 2 of its November 17, 2005 comment letter to the Company.

                                                         Very truly yours,


                                                         /s/ Joseph J. Tomasek
                                                         ---------------------
                                                         Joseph J. Tomasek, Esq.